SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*



                           Frisch's Restaurants, Inc.
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                                (Name of Issuer)



                      Common Stock, no par value per share
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                         (Title of Class of Securities)



                                    358748101
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                                 (CUSIP Number)



                              Gary P. Kreider, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  May 11, 1999
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP NO. 358748101                13D     Page      2      of    4      Pages
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 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Mr. Jerry L. Ruyan - ###-##-####
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b)

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 3        SEC USE ONLY


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 4        SOURCE OF FUNDS*

             PF
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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]


--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
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                              7      SOLE VOTING POWER

         NUMBER OF                         -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                           437,898
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                         365,309
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                            -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 437,898
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.4%
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14        TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 CUSIP NO. 358748101                13D     Page      3      of     4      Pages
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 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Barry S. Nussbaum -- ###-##-####
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]

                                                                         (b)

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 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                         -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                           437,898
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                            72,589
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               437,898
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This  Amendment  No. 9 to Schedule 13D is filed for the purpose of amending
Item 4 to include the following:

Item 4.  Purpose of Transaction.

     Messrs. Ruyan and Nussbaum submitted a shareholder proposal to Frisch's on May 11, 1999. Their proposal for submission to shareholders at the 1999 Annual Shareholders' Meeting is as follows:

Proposal:

         RESOLVED, that the shareholders of Frisch's Restaurants, Inc. recommend that the Board of Directors retain an independent investment banking firm to explore all alternatives to enhance shareholder value and the value of the Company including, but not limited to, the sale of all or substantially all of the Company's assets, a merger or other business combination or a divestiture of a major division of the Company.

Supporting Statement:

         We own 435,698 shares of Frisch's Common Stock which far exceeds the number of shares owned by all of the directors and executive officers of Frisch's except for members of the Maier family, as shown elsewhere in the Proxy Statement. We were elected directors of Frisch's in opposition to management's slate at the 1996 Annual Shareholders' Meeting. We did not seek re-election to the Board at the 1998 Annual Shareholders' Meeting because of the expense involved and because we hoped that management's addition to the Board of new directors, Lorrence T. Kellar and William J. Reik, Jr., would provide impetus to the changes we had urged with the aim of increasing the value of the Company's Common Stock.

         Unfortunately, however, we have seen no evidence of any changes to date. The stock continues to languish in the $10 area while various stock market indexes are making new highs. An investment of $100 in Frisch's stock on May 28, 1993 declined to $85 at May 31, 1998 while the Standard & Poors 500 Index at the same time increased from $100 to $272. Based on a May 5, 1999 close of $10-1/16, that $100 investment made on May 28, 1993 was worth only $68.53 on May 5, 1999.

         During the three years ended May 31, 1998, the Maier family members, Jack and Craig, have received $1,381,130 in compensation, which does not include fees to Mrs. Maier and salaries of other Maier children who are employees but not corporate officers, while we as shareholders have received lackluster equity performance. We refer you to the "Summary Compensation Table" and "Certain Relationships and Related Transactions" sections of this year's proxy statement for fiscal 1999 information. Therefore, it is evident to us that there is little prospect for any improvement in the Company's stock price or in the Company's business under current management. We believe that the only way to achieve shareholder value is to sell all or major portions of the Company and, to that end, we are proposing this resolution.

         We are not soliciting proxies but urge you to vote for our resolution.

Regards,                                             Regards,



JERRY L. RUYAN                                       BARRY S. NUSSBAUM


Item 5.  Interest in Securities of the Issuer

         (c) Since the most recent filing of an Amendment to this Schedule 13D, Jerry Ruyan made the following purchases of Frisch's Common Stock in market transactions:


Date of Transaction           Amount Purchased                   Price Per Share
-------------------           ----------------                   ---------------

     10/22/98                       1,100                            $ 9.97
     10/23/98                       1,100                            $10.03


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Dated:  May 13, 1999                        *
                                             ------------------------------
                                                    Jerry L. Ruyan



                                             *
                                              -----------------------------
                                                    Barry S. Nussbaum



                                             *By:   Gary P. Kreider
                                                 --------------------------
                                                    Gary P. Kreider
                                                    Attorney-in-Fact